UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 2-22791
                                    ---------

                           NOTIFICATION OF LATE FILING

(Check One): Form 10-K /   / Form 11-K / X / Form 20-F /  /
                   Form 10-Q /  / Form N-SAR /  /

         For Period Ended: June 30, 2002
                             ----

/  / Transition Report on Form 10-K    /  / Transition Report on Form 10-Q
Transition Report on Form 20-F         /  / Transition Report on Form N-SAR
Transition Report on Form 11-K

         For Transition Period Ended:
                                     ---------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

-------------------------------


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:                      Agway Inc.

Former name if applicable:                    N/A

Address of principal executive office:      333 Butternut Drive

City, state and zip code:                   Dewitt, New York 13214

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[       ]    a.   The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[       ]    b.   The subject annual report, semi-annual report transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[      ]     c.   The accountant's statement or other exhibit required  by  Rule
                  12b-25 (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Agway Inc. Employees' 401(k) Thrift Investment Plan (the Plan) holds approximately $47,800,000 (par value) of securities issued by Agway, Inc. On June 14, 2002, Agway, Inc. suspended it's historical practice of voluntarily redeeming these securities at par value when presented and, on October 1, 2002, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of these events, there is substantial uncertainty surrounding the fair value of the Agway, Inc. securities held by the Plan as of June 30, 2002.

We are unable to resolve this uncertainty until a plan of reorganization under the Company's Chapter 11 Proceeding is completed. As a result, we are unable to complete and file a Form 11-K at this time.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Peter J. O'Neill                         (315) 449-6568
     (Name)                                   (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                                / X / Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                / X / Yes / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III Narrative for explanation and reasons why a reasonable estimate cannot be made.



                     Agway Inc.
                    (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 23, 2002           By:  /s/  Peter J. O'Neill,
                                       ----------------------
                                       Peter J. O'Neill,
                                       Senior Vice President Finance and Control